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Filed Pursuant to Rule 433
Issuer Free Writing Prospectus
Relating to Preliminary Prospectus dated May 4, 2010
Registration No. 333-164590

Douglas Dynamics, Inc.

        This free writing prospectus of Douglas Dynamics, Inc. relates only to the offering of its common stock described in, and should be read together with, the revised preliminary prospectus dated May 4, 2010 (the "Preliminary Prospectus"), included in Amendment No. 8 to the Registration Statement on Form S-1 (File No. 333-164590). The Preliminary Prospectus included in Amendment No. 8 to the Registration Statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1287213/000104746910004660/a2198387zs-1a.htm

        This free writing prospectus is only a summary of the changes included in the Preliminary Prospectus included in Amendment No. 8 to the Registration Statement and should be read together with the Preliminary Prospectus, including the section entitled "Risk Factors" beginning on page 14 of the Preliminary Prospectus. Capitalized terms used, but not defined, herein have the meanings set forth in the Preliminary Prospectus.

        The following information supplements and updates the information contained in the Preliminary Prospectus.

Common stock offered by Douglas Dynamics	6,500,000 shares
Common stock to be sold by the selling stockholders	3,500,000, or 5,000,000 shares, if the underwriters exercise their over-allotment option in full
Common stock outstanding after this offering	21,260,422 shares
Initial public offering price per share of common stock	Expected to be between $11.25 and $11.75, with a mid-point of $11.50
Dividend policy

Our Board of Directors will adopt a dividend policy, effective upon the consummation of this offering, that reflects an intention to distribute to our stockholders a regular quarterly cash dividend, commencing during the first full fiscal quarter following the consummation of this offering in equal quarterly installments at an initial annual rate of $0.73 per share.

Total amount for the redemption of our outstanding 7 3/4% Senior Notes due 2010	Expected to be approximately $157.6 million
Number of shares of common stock issuable pursuant to awards granted under the 2010 Stock Plan	2,130,000
Liquidity Bonus Plan	A change of control under the Liquidity Bonus Plan will occur as a result of this offering if 60% or more of the underwriters' over-allotment option is exercised.

The disclosure set forth on pages 17-18 of the Preliminary Prospectus under "Risk Factors—We face competition from other companies in our industry, and if we are unable to compete effectively with these companies, it could have an adverse effect on our sales and profitability. Price competition among our distributors could negatively affect our market share" has been updated to read as follows:

We primarily compete with regional manufacturers of snow and ice control equipment for light trucks. While we are the most geographically diverse company in our industry, we may face increasing competition in the markets in which we operate. In saturated markets, price competition may lead to a decrease in our market share or a compression of our margins, both of which would affect our profitability. Moreover, current or future competitors may grow their market share and develop superior service and may have or may develop greater financial resources, lower costs, superior technology or more favorable operating conditions than we maintain. As a result, competitive pressures we face may cause price reductions for our products, which would affect our profitability or result in decreased sales and operating income. Additionally, ~~the potential for~~ saturation of the markets in which we compete or channel conflicts among our brands and shifts in consumer preferences may increase these competitive pressures or may result in increased competition among our distributors and affect our sales and profitability. In addition, price competition among the distributors that sell our products could lead to significant margin erosion among our distributors, which could in turn result in compressed margins or loss of market share for us. Management believes that after Douglas, the next largest competitors in the market for snow and ice control equipment for light trucks are BOSS and Meyer, respectively, and accordingly represent our primary competitors for market share.

The first sentence of the disclosure set forth under "Risk Factors—Our principal stockholders will hold a significant portion of our common stock and may have different interests than us or you in the future" on page 24 has been updated to read as follows:

Immediately after the consummation of this offering our principal stockholders will have the right to vote or direct the vote of approximately ~~48.80~~52.5% (or ~~41.29~~45.5% if the underwriters exercise their over-allotment option in full) of our voting power.

The disclosure under the heading "Use of Proceeds" on page 28 has been updated to read in its entirety as follows:

 USE OF PROCEEDS

        We estimate that we will receive net proceeds from this offering (after deducting underwriting discounts and commissions and our estimated offering expenses) of approximately $65.6 million based on the assumed initial public offering price of $11.50 per share, which is the mid-point of the range set forth on the cover page of this prospectus. We will not receive any proceeds from the sale of our common stock by the selling stockholders in this offering. We will use the net proceeds to us from this offering, together with the $40 million increase in our term loan facility, as follows (in millions of dollars):

Sources
Gross offering proceeds to us	$74.7
Increase in term loan facility	40.0
Cash(1)	59.7

Total sources	$174.4

Uses
Redemption of senior notes(2)	$157.6
Estimated fees and expenses related to this offering	$9.2
Other estimated fees, expenses and other(3)	7.6

Total uses	$174.4

(1)
Includes approximately $0.4 million of proceeds due to the voluntary repayment upon the consummation of this offering of a portion of certain loans to former management. See "Certain

  Relationships and Related Party Transactions—Related Party Transactions—Promissory Notes/Pledge and Security Agreements." After giving effect to this offering and the transactions described above, we would have had approximately $9.8 million of cash on hand based on our cash on hand as of December 31, 2009.

(2)
Includes the estimated related redemption premium of $2.9 million on our senior notes and accrued interest through the anticipated redemption date (30 days following the expected consummation date of this offering). Our senior notes bear interest at a rate of 7 3/4% per annum and are scheduled to mature on January 15, 2012.

(3)
Includes an aggregate of $5.8 million that will be paid to Aurora Management Partners, LLC and ACOF Management, LP in connection with the amendment and restatement of the Management Services Agreement and that will be expensed upon the consummation of this offering. See "Certain Relationships and Related Party Transactions—Management Services Agreement." Also includes $1.8 million of financing fees incurred in connection with the increase in our term loan, that will be partially capitalized. Additionally, this includes $2,000 that will be paid to Aurora Equity Partners II L.P. and Ares in connection with our redemption of the one share of Series B preferred stock and one share of Series C preferred stock held by Aurora Equity Partners II L.P. and Ares, respectively.

The first full paragraph set forth on page 30 under "Dividend Policy and Restrictions—Restrictions on Payment of Dividends" has been revised to read as follows:

A "liquidity event" would occur if our availability under our revolving credit facility is less than $6 million.

The table set forth on page 33 under "Capitalization" has been updated to read in its entirety as follows:

	December 31, 2009
	Actual	As Adjusted
	(in thousands, except share data)
Indebtedness:
Revolving loan	$—	$—
Term loan	82,663	122,663
7 3/4% senior notes due 2012	150,000	—
Other indebtedness	—	—

Total indebtedness	232,663	122,663
Redeemable preferred stock, Series A, par value $0.01 per share, 65,000 shares authorized, no shares outstanding actual, no shares authorized or outstanding as adjusted	—	—
Redeemable preferred stock, Series B, par value $0.01 per share, 1 share authorized, 1 share outstanding actual, no shares authorized or outstanding as adjusted	1	—
Redeemable preferred stock, Series C, par value $0.01 per share, 1 share authorized, 1 share outstanding actual, no shares authorized or outstanding as adjusted	1	—
Stockholders' equity
Common stock, par value $0.01 per share, 1,000,000 shares authorized, 607,231 shares outstanding actual, 200,000,000 shares authorized, 21,260,422 shares outstanding as adjusted(1)	6	213
Stockholders' notes receivable	(1,013)	(628)
Additional paid-in capital	60,111	125,490
Accumulated other comprehensive loss	(3,937)	(3,937)
Retained earnings	53,055	42,519

Total stockholders' equity	108,222	163,657

Total capitalization	$340,887	$286,320

(1)
As adjusted common stock outstanding excludes the conversion of 174,230 deferred stock units into common stock as these units do not convert into common stock until the expiration of the lock-up agreements entered into by the holders in connection with this offering. See "Underwriting."

The section entitled "Dilution" beginning on page 34 has been updated to read in its entirety as follows:

 DILUTION

        If you purchase shares of our common stock, you will experience immediate and substantial dilution. Dilution is the amount by which the offering price paid by the purchasers of our common stock to be sold in this offering will exceed the net tangible book value per share of our common stock after the offering. Net tangible book value per share represents the amount of total tangible assets (total assets less intangible assets) less total liabilities, divided by shares of our common stock outstanding, as of that date. The adjusted net tangible book value per share presented below is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities, as adjusted to give effect to the 23.75-for-one stock split of our common stock effected prior to the consummation of this offering, the redemption of our senior notes, $40 million in additional borrowings pursuant to our increased term loan facility and the redemption of our Series B preferred stock and Series C preferred stock, divided by the number of shares of our common stock outstanding as of December 31, 2009. After giving effect to the foregoing and our sale of 6,500,000 shares of common stock in this offering at an assumed initial public offering price of $11.50 per share (which is the mid-point of the estimated offering price range set forth on the cover page of this prospectus), our as adjusted net tangible book value as of December 31, 2009 would have been a deficit of $76.8 million, or $(3.61) per share of common stock. This represents an immediate increase in net tangible book value of $5.54 per share to the existing stockholders and an immediate dilution in net tangible book value of $15.11 per share to new investors.

        The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share	$11.50
Net tangible book value per share at December 31, 2009	$(9.15)
Increase in net tangible book value per share attributable to new investors	$5.54
Adjusted net tangible book value per share	$(3.61)
Dilution per share to new investors	$15.11

        A $0.25 increase or decrease in the assumed initial public offering price of $11.50 per share would increase or decrease our adjusted net tangible book value by $1.5 million, the net tangible book value per share after the consummation of this offering by $0.07 and the dilution per share to new investors by $0.18, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, any increase or decrease in the number of shares that we (but not the selling stockholders) sell in this offering will increase or decrease our net proceeds by such increase or decrease, as applicable, multiplied by the offering price per share, less underwriting discounts and commissions and offering expenses. Any exercise by the underwriters of their over-allotment option, whether in full or part, will not impact our adjusted net tangible book value and corresponding dilution per share to new investors as all such proceeds will be received by the selling stockholders.

        The following table summarizes, on the same as adjusted basis as of December 31, 2009, the total number of shares of common stock purchased from us or from the selling stockholders, the total consideration paid and the average price per share paid by the existing stockholders and by new investors purchasing shares in this offering:

				Total Consideration
	Shares Purchased
						Average Price per Share
	Number		Percent	Amount	Percent
Existing stockholders	14,760,422	(1)	69.4%	$61.3 million	45.0%	$4.15
New investors	6,500,000		30.6	74.7 million	55.0	11.50

Total	21,260,422		100%	$136.0 million	100%	$6.40

(1)
Includes shares issued upon exercise of stock options in connection with this offering and shares of restricted stock to be granted to certain employees in connection with this offering.

        If the underwriters' over-allotment option is exercised in full, the number of shares held by the existing stockholders after the consummation of this offering would be reduced to 46% of the total number of shares of our common stock outstanding after consummation of this offering, and the number of shares held by new investors would increase to 11,500,000, or 54% of the total number of shares of our common stock outstanding after this offering.

        If all our outstanding stock options and deferred stock units had been exercised or converted to common stock as of December 31, 2009, assuming the treasury stock method, our net tangible book value as of December 31, 2009 would have been approximately $(8.56) per share of our common stock, and our adjusted net tangible book value after giving effect to this offering would have been

$(3.48) per share, representing dilution in our adjusted net tangible book value per share to new investors of $14.98.

The disclosure set forth in the third full paragraph under "Management's Discussion and Analysis—Liquidity and Capital Resources" on page 49 has been updated to read as follows:

As of December 31, 2009, we had ~~$129.1 million of total~~ liquidity~~,~~ comprised of $69.1 million in cash and cash equivalents and ~~the ability to borrow~~borrowing availability of $60 million under our revolving credit facility. Borrowing availability under our revolving credit facility is governed by a borrowing base, the calculation of which includes cash on hand. Accordingly, use of cash on hand may also result in a reduction in the amount available for borrowing under our revolving credit facility. For a more detailed description of the borrowing base, see "—Future Obligations and Commitments—Contractual Obligations—Senior Credit Facilities". Furthermore, our revolving credit facility requires us to maintain at least $6 million of borrowing availability. We expect that cash on hand, generated from operations, as well as available credit under our senior credit facilities will provide adequate funds for the purposes described above for at least the next 12 months.

The disclosure set forth in the last sentence of the first paragraph under "Business—Principal Stockholders" on page 58 has been updated to read as follows:

After giving effect to this offering, the Aurora Entities and Ares will control the vote with respect to approximately ~~32.65~~35.2% and ~~16.15~~17.3% of our common stock, respectively.

The following disclosure has been added as a new fourth paragraph under "Business—Distributor Network" on page 67:

Our distributors may compete against each other as a result of saturation of the markets in which we compete or channel conflicts among our brands. In addition, price competition among our distributors could lead to significant margin erosion among our distributors, which could in turn result in compressed margins or loss of market share for us.

The table entitled "Outstanding Equity Awards at Year End 2009" beginning on page 92 has been updated in its entirety to read as follows:

 Outstanding Equity Awards at Year End 2009

        The following table sets forth for each named executive officer, unexercised options, unvested stock and equity incentive plan awards as of the end of 2009.

	Option Awards(2)					Stock Awards
Name(1)	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable		Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(4)	Market Value of Shares or Units of Stock That Have Not Vested(5)
James Janik	429,946	—		$4.21	3/30/2014	41,871	$481,519
Robert McCormick	116,565	—		$4.21	9/4/2014	—	—
Mark Adamson	47,500	71,250	(3)	$4.21	8/27/2017	—	—

(1)
Mr. Hagelin does not own any stock options.

(2)
These stock options were granted on the date ten years prior to the expiration date and become vested over a five-year period following the grant date with 20% of the shares underlying the option becoming vested on each anniversary of the grant date.

(3)
These options vest in full upon a change of control (as defined in the option award agreement).

(4)
These deferred stock units vest upon the earlier to occur of a change of control or the later of the closing of a qualified initial public offering or the expiration of the lock-up agreement entered into in connection with the qualified initial public offering. This offering will constitute a qualified initial public offering.

(5)
Based on a market value as of December 31, 2009 of $11.50 per share, which is the midpoint of the range set forth on the cover page of this prospectus.

The table on page 98 has been updated in its entirety to read as follows:

Name	Termination without cause or resignation for material breach		Termination due to death	Termination due to disability	Termination due to retirement	Change of control
James Janik
Severance	$726,532		—	—	—	—
Dependent COBRA Coverage	—		$480	—	—	—
AIP Bonus	$166,285		$166,285	$166,285	$166,285	—
Deferred Stock Units(5)	—		—	—	—	$481,519
Robert McCormick
Severance	$255,606		—	—	—	—
Dependent COBRA Coverage	—		$480	—	—	—
AIP Bonus	—		$114,333	$114,333	—	—
Mark Adamson
Severance	$224,198		—	—	—	—
Dependent COBRA Coverage	—		$480	—	—	—
AIP Bonus	—		$100,109	$100,109	—	—
Option Acceleration(1)(5)	$72,198		—	—	—	$519,413
Keith Hagelin
Severance(2)	$41,636		—	—	—	—
Dependent COBRA Coverage(3)	—		$401	—	—	—
AIP Bonus	—		$69,682	$69,682	—	—
LTIP	$202,863	(4)	$202,863	$202,863	$202,863	—

(1)
Accelerated vesting of stock options is based on the difference between the estimated fair value of our common stock on December 31, 2009 and the exercise price.

(2)
Mr. Hagelin is not a party to an employment agreement; his severance amount is based on our policy of providing one week of salary for each year of service.

(3)
Mr. Hagelin is not a party to an employment agreement, but our policy would be to provide his dependents with 6 months COBRA coverage consistent with the other named executive officers.

(4)
Reflects amount to be paid to Mr. Hagelin in the event he was terminated without cause. In the event he resigned voluntarily or was terminated with cause, he would have forfeited $40,469 (the amount allocated to his LTIP account balance during 2008 and 2009).

(5)
Based on a market value as of December 31, 2009 of $11.50 per share, which is the mid-point of the range set forth on the cover page of this prospectus.

The disclosure set forth in the first paragraph under "Executive Compensation—Restricted Stock Grants" on page 102 has been updated to read as follows:

Immediately prior to the effectiveness of this registration statement, we plan to grant an aggregate of ~~239,252~~210,836 shares of restricted stock under the 2010 Stock Plan to certain of our employees, based on an assumed initial public offering price of $~~15.00~~11.50 per share, which is the mid-point of the range set forth on the cover page of this prospectus. Of this amount, Messrs. Janik, McCormick, Adamson and Hagelin will receive ~~122,018~~107,526, ~~62,205~~54,817, ~~2,392~~2,108 and ~~22,728~~20,029 shares, respectively, and certain other non-officer employees will receive an aggregate of ~~29,909~~26,355 shares. Based on an assumed initial public offering price of $~~16.00~~11.75 per share, which is the high point of the range set forth on the cover page of this prospectus, we plan to grant an aggregate of ~~245,088~~213,427 shares of restricted stock, and based on an assumed initial public offering price of $~~14.00~~11.25 per share, which is the low point of the range set forth on the cover page of this prospectus, we plan to grant an aggregate of ~~232,583~~208,130 shares of restricted stock, in each case to the same people and in the same proportions described above.

The disclosure set forth in the third paragraph under "Principal and Selling Stockholders" on page 103 has been updated to read as follows:

The number of shares and percentage beneficial ownership of common stock before this offering set forth below is based on 14,421,729 shares of our common stock issued and outstanding as of April 16, 2010 and after giving effect to the 23.75-for-one stock split of our common stock that will occur prior to the consummation of this offering. The number of shares and percentage beneficial ownership of common stock after the consummation of this offering is based on (a) ~~19,769,539~~21,260,422 shares (which includes the ~~239,252~~210,836 shares of restricted stock to be granted immediately prior to effectiveness of the registration statement, based on an assumed public offering price of $~~15.00~~11.50 per share, which is the mid-point of the range set forth on the cover page of this prospectus) of our common stock to be issued and outstanding immediately after consummation of this offering, assuming the underwriters do not exercise their over-allotment option and (b) ~~19,827,998~~21,315,217 shares (which includes the ~~239,252~~210,836 shares of restricted stock to be granted immediately prior to effectiveness of the registration statement, based on an assumed public offering price of $~~15.00~~11.50 per share, which is the mid-point of the range set forth on the cover page of this prospectus) of our common stock to be issued and outstanding immediately after consummation of this offering, assuming the underwriters fully exercise their over-allotment option.

The table beginning on page 104 under "Principal and Selling Stockholders" has been updated in its entirety to read as follows:

								Number of Shares of Common Stock Beneficially Owned Immediately After Consummation of this Offering†
	Number of Shares of Common Stock Beneficially Owned Prior to this Offering*			Number of Shares of Common Stock Offered				Assuming the Underwriters' Over-Allotment Option is Not Exercised			Assuming the Underwriters' Over-Allotment Option is Exercised in Full
Name and Address of Beneficial Owner	Number of Shares of Common Stock		Percentage of Class	Assuming the Underwriters' Over-Allotment Option is Not Exercised		Assuming the Underwriters' Over-Allotment Option is Exercised in Full		Number of Shares of Common Stock		Percentage of Class	Number of Shares of Common Stock		Percentage of Class
5% Stockholders
Aurora Entities	10,399,305	(1)(2)	68.65%	1,651,179	(33)	2,358,831	(33)	7,930,956	(36)(37)	36.40%	6,873,089	(36)(37)	31.58%
Ares Corporate Opportunities Fund, L.P. and Affiliates(3)	4,770,353	(4)	33.03%	1,103,777		1,576,823		3,664,849	(38)	17.23%	3,191,063	(38)	14.96%
General Electric Pension Trust(5)	2,196,875		15.23%	509,114		727,305		1,687,761		7.94%	1,469,570		6.89%
Directors and Named Executive Officers
James L. Janik	429,946	(6)(7)	2.89%	72,860		104,086		315,001	(7)(39)	1.46%	265,738	(7)(39)	1.23%
Robert L. McCormick	116,565	(7)(8)	**	17,123		24,461		89,551	(7)(40)	**	77,974	(7)(40)	**
Mark Adamson	47,500	(7)(9)	**	17,444		24,920		19,980	(7)(41)	**	8,185	(41)	—
Keith Hagelin	—		—	—		—		—	(42)	**	—	(42)	—
Jack O. Peiffer	48,972	(7)(10)	**	7,194		10,277		37,623	(7)(43)	**	32,759	(7)(43)	**
Michael W. Wickham	48,972	(7)(11)	**	7,194		10,277		37,623	(7)(44)	**	32,759	(7)(44)	**
Mark Rosenbaum(12)	—		—	—		—		—		—	—		—
Michael Marino(12)	—		—	—		—		—		—	—		—
Nav Rahemtulla(13)	—		—	—		—		—		—	—		—
Jeffrey Serota(13)	—		—	—		—		—		—	—		—
All directors and executive officers as a group (10 persons)	691,955	(7)(14)	4.58%	121,815		174,021		499,778	(7)(45)	2.30%	417,415	(7)(45)	1.92%
Other Selling Stockholders
Richard K. Roeder(15)	11,874	(7)(16)	**	2,752		3,931		9,122	(7)(46)	**	7,943	(7)(46)	**
Richard R. Crowell(17)	17,812	(7)	**	4,128		5,897		13,684	(7)	**	11,915	(7)	**
Gerald L. Parsky(18)	10,399,305	(7)(19)	68.65%	6,880	(34)	9,828	(34)	7,930,956	(7)(47)	36.40%	6,873,089	(7)(47)	31.58%
John T. Mapes(20)	10,399,305	(7)(21)	68.65%	2,752	(35)	3,931	(35)	7,930,956	(7)(48)	36.40%	6,873,089	(7)(48)	31.58%
Robert Anderson, Jr.	5,936	(7)(22)	**	1,124		1,604		4,560	(7)(49)	**	3,972	(7)(49)	**
James Hodgson	7,124	(7)(23)	**	1,147		1,639		5,473	(7)(50)	**	4,765	(7)(50)	**
Dale Frey(24)	5,937	(7)(25)	**	872		1,246		4,561	(7)(51)	**	3,971	(7)(51)	**
Lawrence A. Bossidy(26)	23,749	(7)(27)	**	5,000		7,143		18,245	(7)(52)	**	15,886	(7)(52)	**
Douglas Dynamics Equity Partners L.P.(28)	34,675	(7)	**	8,036		11,480		26,639	(7)	**	23,195	(7)	**
James R. Roethle(29)	71,630	(7)	**	24,514		35,021		47,116	(7)	**	36,609	(7)	**
Flemming H. Smitsdorff(30)	58,068	(7)	**	20,078		28,683		37,990	(7)	**	29,385	(7)	**
Raymond S. Littlefield(31)	38,712	(7)	**	17,844		25,491		20,868	(7)	**	13,221	(7)	**
Ralph R. Gould(32)	38,712	(7)	**	16,236		23,195		22,476	(7)	**	15,517	(7)	**
Dale Frey Family Limited Partnership	11,875	(7)	**	2,752		3,931		9,123	(7)	**	7,994	(7)	**

*
In addition to the number of shares of common stock reflected as beneficially owned in the table above, Aurora Equity Partners II L.P. holds the sole issued and outstanding share of our Series B preferred stock, $.01 par value per share, and Ares holds the sole issued and outstanding share of our Series C preferred stock, $.01 par value per share. Such shares of Series B preferred stock and Series C preferred stock will be redeemed immediately prior to consummation of this offering.

**
Denotes ownership of less than 1%.

(1)
Includes an aggregate of 7,124,999 shares of common stock held of record by the Aurora Entities (of which 7,031,662 are held of record by Aurora Equity Partners II L.P. and 93,337 are held of record by Aurora Overseas Equity Partners II, L.P.) and 3,274,306 Aurora Voting Shares. The 3,274,306 "Aurora Voting Shares" consist of (i) 1,077,431 shares held of record by certain securityholders (other than General Electric Pension

  Trust, which we refer to as GEPT, and Ares) who have granted an irrevocable proxy to the Aurora Entities to vote all of their shares as the Aurora Entities shall determine (includes currently exercisable options to purchase 727,576 shares of common stock held by certain advisors and former advisors to Aurora Capital Group, Messrs. Wickham and Peiffer and members of management of Douglas Dynamics (see footnote (2)), and (ii) 2,196,875 shares held of record held by GEPT, which generally has agreed to vote all of its shares of stock in the same manner as the Aurora Entities vote their shares. The proxy and voting agreement are described more completely under "Certain Relationships and Related Party Transactions—Securityholders Agreement."

  Each of the Aurora Entities is controlled by Aurora Advisors II LLC, a Delaware limited liability company, which we refer to in this prospectus as AAII. Messrs. Gerald L. Parsky and John T. Mapes, both of whom are Managing Directors of Aurora Capital Group, jointly control AAII and thus may be deemed to share beneficial ownership of the securities beneficially owned by the Aurora Entities, though the foregoing statement shall not be deemed an admission of their beneficial ownership of such securities. The address of each of the Aurora Entities and of Messrs. Parsky and Mapes is c/o Aurora Capital Group, 10877 Wilshire Boulevard, Suite 2100, Los Angeles, CA 90024.

(2)
Includes currently exercisable options to purchase 727,576 shares of common stock. Such options are held by certain advisors and former advisors to Aurora Capital Group, as well as certain members of management of Douglas Dynamics and Messrs. Wickham and Peiffer. The shares issuable upon exercise of these options are subject to the proxies granted to the Aurora Entities described in footnote (1).

(3)
Ares is indirectly controlled by Ares Partners Management Company LLC ("APMC"). APMC is managed by an executive committee comprised of Messrs. Michael Arougheti, David Kaplan, Gregory Margolies, Antony Ressler and Bennett Rosenthal. Each of the members of the executive committee expressly disclaims beneficial ownership of the shares of common stock of the Company held by Ares. The address of each of Ares Corporate Opportunities Fund, L.P. and APMC is 2000 Avenue of the Stars, Suite 1200, Los Angeles, California 90067.

(4)
Consists of (i) 4,750,000 shares of common stock held of record by Ares and (ii) currently exercisable options to purchase 20,353 shares of common stock held by Ares.

(5)
GEPT is an employee benefit plan trust for the benefit of the employees and retirees of General Electric Company and its subsidiaries. GE Asset Management Incorporated is a registered investment adviser and acts as Investment Manager for GEPT. GE Asset Management Incorporated may be deemed to beneficially share ownership of the shares owned by GEPT, but has no pecuniary interest in such shares. GE Asset Management Incorporated has delegated responsibility for exercising voting and dispositive power over the shares of our common stock held by GEPT to three of its officers: Donald W. Torey, President and Chief Investment Officer—Alternative Investments; Patrick J. McNeela, Chief Investment Officer and Senior Managing Director—U.S. Private Equities; and B.C. Sophia Wong, Vice President and Managing Director—Private Equities. These three officers act on a consensus basis in determining how and when to exercise voting and dispositive power with respect to these shares of common stock. Any such exercise requires the consent of at least two of these three persons. GE, Messrs. Torey and McNeela and Ms. Wong expressly disclaim beneficial ownership of all shares owned by GEPT. The address of GEPT is 3001 Summer Street, Stamford, Connecticut 06905. As discussed in footnote (1), pursuant to the Securityholders Agreement, with certain limited exceptions, GEPT has agreed to vote its shares of common stock in the same manner as the Aurora Entities. As a result of the Securityholders Agreement, GEPT may be deemed to be part of a group with the Aurora Entities.

(6)
Consists of currently exercisable options to purchase 429,946 shares of common stock. Excludes 41,871.25 deferred stock units which are not convertible into shares of common stock within 60 days of April 16, 2010; however, such deferred stock units will automatically convert into an equivalent number of shares of common stock and become Aurora Voting Shares upon expiration of the lock-up agreement to be entered into by Mr. Janik in connection with this offering.

(7)
Constitutes Aurora Voting Shares.

(8)
Consists of currently exercisable options to purchase 116,565 shares of common stock.

(9)
Consists of currently exercisable options to purchase 47,500 shares of common stock.

(10)
Consists of currently exercisable options to purchase 48,972 shares of common stock.

(11)
Consists of currently exercisable options to purchase 48,972 shares of common stock.

(12)
Associated with the Aurora Entities. Neither Mr. Marino nor Mr. Rosenbaum have beneficial ownership of the shares of common stock owned by the Aurora Entities.

(13)
Associated with Ares. Amounts reported do not include shares held by Ares described elsewhere in this table. Both Messrs. Serota and Rahemtulla expressly disclaim beneficial ownership of the shares of common stock owned by Ares.

(14)
Consists of currently exercisable options to purchase 691,955 shares of common stock.

(15)
Mr. Roeder is a former affiliate of the Aurora Entities, and previously served as a Managing Director of Aurora Capital Group.

(16)
Consists of 7,362 shares of common stock owned directly and 4,512 shares of common stock held in an investment retirement account for Mr. Roeder.

(17)
Mr. Crowell is a former affiliate of the Aurora Entities, and previously served as a Managing Director of Aurora Capital Group.

(18)
As disclosed in footnote (1), Mr. Parsky is a controlling person of the Aurora Entities and thus may be deemed to share beneficial ownership of the shares of common stock beneficially owned by the Aurora Entities. The foregoing statement, however, shall not be deemed an admission of beneficial ownership of such securities by Mr. Parsky.

(19)
Includes 29,687 shares of common stock held by an investment retirement account for Mr. Parsky.

(20)
As disclosed in footnote (1), Mr. Mapes is a controlling person of the Aurora Entities and thus may be deemed to share beneficial ownership of the shares of common stock beneficially owned by the Aurora Entities. The foregoing statement, however, shall not be deemed an admission of beneficial ownership of such securities by Mr. Mapes.

(21)
Includes 11,875 shares of common stock held by an investment retirement account for Mr. Mapes.

(22)
Consists of 2,968 shares of common stock and currently exercisable options to purchase 2,968 shares of common stock held in certain trusts for which Mr. Anderson serves as trustee.

(23)
Consists of options currently exercisable to purchase 5,937 shares of common stock owned directly by Mr. Hodgson and 1,187 shares of common stock held by the James D. and Maria D. Hodgson Inter Vivos Personal Trust of which Mr. Hodgson, as co-trustee, shares voting and investment power.

(24)
Mr. Frey is an advisor to Aurora Capital Group, an affiliate of the Aurora Entities.

(25)
Consists of options currently exercisable to purchase 5,937 shares of common stock. Excludes 11,875 shares of common stock held by the Dale Frey Family Limited Partnership of which Mr. Frey is a limited partner.

(26)
Mr. Bossidy is an advisor to Aurora Capital Group, an affiliate of the Aurora Entities.

(27)
Includes options currently exercisable to purchase 5,937 shares of common stock.

(28)
The general partner of Douglas Dynamics Equity Partners L.P. is AAII, which is an affiliate of the Aurora Entities.

(29)
Mr. Roethle previously served as Senior Vice President of Operations of the Company from 2004 to 2007. Excludes 34,152.5 deferred stock units which are not convertible into shares of common stock within 60 days of April 16, 2010; however, such deferred stock units will automatically convert into an equivalent number of shares of common stock and become Aurora Voting Shares upon expiration of the lock-up agreement to be entered into by Mr. Roethle in connection with this offering.

(30)
Mr. Smitsdorff previously served as Vice Present Sales and Marketing of the Company from 2000 to 2007. Excludes 28,571.25 deferred stock units which are not convertible into shares of common stock within 60 days of April 16, 2010; however, such deferred stock units will automatically convert into an equivalent number of shares of common stock and become Aurora Voting Shares upon expiration of the lock-up agreement to be entered into by Mr. Smitsdorff in connection with this offering.

(31)
Mr. Littlefield previously served as Vice President of Engineering from 1997 to 2006 and Senior Site Manager, Rockland, of the Company from 1989 to 2006. Excludes 38,285 deferred stock units which are not convertible into shares of common stock within 60 days of April 16, 2010; however, such deferred stock units will automatically convert into an equivalent number of shares of common stock and become Aurora Voting Shares upon expiration of the lock-up agreement to be entered into by Mr. Littlefield in connection with this offering.

(32)
Mr. Gould previously served as Vice President of Manufacturing from 1996 to 2006 and Senior Site Manager, Milwaukee of the Company from 2000 to 2006. Excludes 31,350 deferred stock units which are not convertible into shares of common stock within 60 days of April 16, 2010; however, such deferred stock units will automatically convert into an equivalent number of shares of common stock and become Aurora Voting Shares upon expiration of the lock-up agreement to be entered into by Mr. Gould in connection with this offering.

(33)
Assuming the underwriters' over-allotment option is not exercised, includes 1,651,179 shares of common stock being offered by the Aurora Entities (of which 1,629,549 are being offered by Aurora Equity Partners II L.P. and 21,630 are being offered by Aurora Overseas Equity Partners II, L.P.). Assuming the underwriters' over-allotment option is exercised in full, includes 2,358,831 shares of common stock being offered by the Aurora Entities (of which 2,327,931 are being offered by Aurora Equity Partners II L.P. and 30,900 are being offered by Aurora Overseas Equity Partners II, L.P.).

(34)
Represents shares of common stock being offered by an investment retirement account for Mr. Parsky.

(35)
Represents shares of common stock being offered by an investment retirement account for Mr. Mapes.

(36)
Assuming the underwriters' over-allotment option is not exercised, includes an aggregate of 5,473,820 shares of common stock held of record by the Aurora Entities (of which 5,402,113 are held of record by Aurora Equity Partners II L.P. and 71,707 are held of record by Aurora Overseas Equity Partners II, L.P.) and 2,457,136 Aurora Voting Shares. The 2,457,136 "Aurora Voting Shares" consist of (i) 769,375 shares held of record by certain securityholders (other than GEPT and Ares) who have granted an irrevocable proxy to the Aurora Entities to vote all of their shares as the Aurora Entities shall determine (includes currently exercisable options to purchase 530,583 shares of common stock held by certain advisors and former advisors to Aurora Capital Group, Messrs. Wickham and Peiffer and members of management of Douglas Dynamics (see footnote (37)), and (ii) 1,687,761 shares held of record held by GEPT, which generally has agreed to vote all of its shares of stock in the same manner as the Aurora Entities vote their shares. The proxy and voting agreement are described more completely under "Certain Relationships and Related Party Transactions—Securityholders Agreement."

Assuming the underwriters' over-allotment option is exercised in full, includes an aggregate of 4,766,168 shares of common stock held of record by the Aurora Entities (of which 4,703,731 are held of record by Aurora Equity Partners II L.P. and 62,437 are held of record by Aurora Overseas Equity Partners II, L.P.) and 2,106,921 Aurora Voting Shares. The 2,106,921 "Aurora Voting Shares" consist of (i) 637,351 shares held of record by certain securityholders (other than GEPT and Ares) who have granted an irrevocable proxy to the Aurora Entities to vote all of their shares as the Aurora Entities shall determine (includes currently exercisable options to purchase 446,156 shares of common stock held by certain advisors and former advisors to Aurora Capital Group, Messrs. Wickham and Peiffer and members of management of Douglas Dynamics (see footnote (37)), and (ii) 1,469,570 shares held of record held by GEPT, which generally has agreed to vote all of its shares of stock in the same manner as the Aurora Entities vote their shares. The proxy and voting agreement are described more completely under "Certain Relationships and Related Party Transactions—Securityholders Agreement."

(37)
Assuming the underwriters' over-allotment option is not exercised, includes currently exercisable options to purchase 530,583 shares of common stock. Such options are held by certain advisors and former advisors to Aurora Capital Group, Messrs. Wickham and Peiffer and members of management of Douglas Dynamics. The shares issuable upon exercise of these options are subject to the proxies granted to the Aurora Entities described in footnote (36).

Assuming the underwriters' over-allotment option is exercised in full, includes currently exercisable options to purchase 446,156 shares of common stock. Such options are held by certain advisors to Aurora Capital Group, Messrs. Wickham and Peiffer and certain members of management of Douglas Dynamics. The shares issuable upon exercise of these options are subject to the proxies granted to the Aurora Entities described in footnote (36).

(38)
Assuming the underwriters' over-allotment option is not exercised, includes currently exercisable options to purchase 15,636 shares of common stock held by Ares. Assuming the underwriters' over-allotment option is exercised in full, includes currently exercisable options to purchase 13,615 shares of common stock held by Ares. Both amounts are calculated based on the exercise price for the options exercised and sold in this offering being paid through a reduction in the amount of shares otherwise issuable pursuant to such option, in accordance with the terms of the option award. Assuming the over-allotment option is not exercised, this would result in a reduction of 1,727 shares issuable pursuant to such option, and assuming the over-allotment option is exercised in full, this would result in a reduction of 2,467 shares issuable pursuant to such option.

(39)
Assuming the underwriters' over-allotment option is not exercised, consists of currently exercisable options to purchase 315,001 shares of common stock. Assuming the underwriters' over-allotment option is exercised in full, consists of currently exercisable options to purchase 265,738 shares of common stock. Both amounts are calculated based on the exercise price for the options exercised and sold in this offering being paid through a reduction in the amount of shares otherwise issuable pursuant to such option, in accordance with the terms of the option award. Assuming the over-allotment option is not exercised, this would result in a reduction of 42,085 shares issuable pursuant to such option, and assuming the over-allotment option is exercised in full, this would result in a reduction of 60,121 shares issuable pursuant to such option. Excludes (i) 41,871.25 deferred stock units which are not convertible into shares of common stock within 60 days of April 16, 2010; however, such deferred stock units will automatically convert into an equivalent number of shares of common stock upon expiration of the lock-up agreement to be entered into by Mr. Janik in connection with this offering and (ii) 107,526 shares of restricted stock to be granted immediately prior to the effectiveness of the registration statement which will not have voting rights until such stock vests and is subject to the transfer restrictions described in "Certain Relationships and Related Party Transactions—Related Party Transactions—Securityholders Agreement—Transfer Restrictions."

(40)
Assuming the underwriters' over-allotment option is not exercised, consists of currently exercisable options to purchase 89,551 shares of common stock. Assuming the underwriters' over-allotment option is exercised in full, consists of currently exercisable options to purchase 77,974 shares of common stock. Both amounts are calculated based on the exercise price for the options exercised and sold in this offering being paid through a reduction in the amount of shares otherwise issuable pursuant to such option, in accordance with the terms of the option award. Assuming the over-allotment option is not exercised, this would result in a reduction of 9,890 shares issuable pursuant to such option, and assuming the over-allotment option is exercised in full, this would result in a reduction of 14,129 shares issuable pursuant to such option. Excludes 54,817 shares of restricted stock to be granted immediately prior to the effectiveness of the registration statement which will not have voting rights until such stock vests and is subject to the transfer restrictions described in "Certain Relationships and Related Party Transactions—Related Party Transactions—Securityholders Agreement—Transfer Restrictions."

(41)
Assuming the underwriters' over-allotment option is not exercised, consists of currently exercisable options to purchase 19,980 shares of common stock. Assuming the underwriters' over-allotment option is exercised in full, consists of currently exercisable options to purchase 8,185 shares of common stock. Both amounts are calculated based on the exercise price for the options exercised and sold in this offering being paid through a reduction in the amount of shares otherwise issuable pursuant to such option, in accordance with the terms of the option award. Assuming the over-allotment option is not exercised, this would result in a reduction of 10,075 shares issuable pursuant to such option, and assuming the over-allotment option is exercised in full, this would result in a reduction of 14,394 shares issuable pursuant to such option. Excludes 2,108 shares of restricted stock to be granted immediately prior to the effectiveness of the registration statement which will not have voting rights until such stock vests and is subject to the transfer restrictions described in "Certain Relationships and Related Party Transactions—Related Party Transactions—Securityholders Agreement—Transfer Restrictions."

(42)
Excludes 20,029 shares of restricted stock to be granted immediately prior to the effectiveness of the registration statement which will not have voting rights until such stock vests and is subject to the transfer restrictions described in "Certain Relationships and Related Party Transactions—Related Party Transactions—Securityholders Agreement—Transfer Restrictions."

(43)
Assuming the underwriters' over-allotment option is not exercised, consists of currently exercisable options to purchase 37,623 shares of common stock. Assuming the underwriters' over-allotment option is exercised in full, consists of currently exercisable options to purchase 32,759 shares of common stock. Both amounts are calculated based on the exercise price for the options exercised and sold in this offering being paid through a reduction in the amount of shares otherwise issuable pursuant to such option, in accordance with the terms of the option award. Assuming the over-allotment option is not exercised, this would result in a reduction of 4,155 shares issuable pursuant to such option, and assuming the over-allotment option is exercised in full, this would result in a reduction of 5,936 shares issuable pursuant to such option.

(44)
Assuming the underwriters' over-allotment option is not exercised, consists of currently exercisable options to purchase 37,623 shares of common stock. Assuming the underwriters' over-allotment option is exercised in full, consists of currently exercisable options to purchase 32,759 shares of common stock. Both amounts are calculated based on the exercise price for the options exercised and sold in this offering being paid through a reduction in the amount of shares otherwise issuable pursuant to such option, in accordance with the terms of the option award. Assuming the over-allotment option is not exercised, this would result in a reduction of 4,155 shares issuable pursuant to such option, and assuming the over-allotment option is exercised in full, this would result in a reduction of 5,936 shares issuable pursuant to such option.

(45)
Assuming the underwriters' over-allotment option is not exercised, consists of currently exercisable options to purchase 499,778 shares of common stock. Assuming the underwriters' over-allotment option is exercised in full, consists of currently exercisable options to purchase 417,415 shares of common stock. Both amounts are calculated based on the exercise price for the options exercised and sold in this offering being paid through a reduction in the amount of shares otherwise issuable pursuant to such options, in accordance with the terms of the applicable option award. Assuming the over-allotment option is not exercised, this would result in a reduction of 70,360 shares issuable pursuant to such options, and assuming the over-allotment option is exercised in full, this would result in a reduction of 100,516 shares issuable pursuant to such options. Excludes 184,480 shares of restricted stock to be granted immediately prior to the effectiveness of the registration statement which will not have voting rights until such stock vests and is subject to the transfer restrictions described in "Certain Relationships and Related Party Transactions—Related Party Transactions—Securityholders Agreement—Transfer Restrictions."

(46)
Assuming the underwriters' over-allotment option is not exercised, consists of 5,656 shares of common stock owned directly and 3,466 shares of common stock held in an investment retirement account for Mr. Roeder. Assuming the underwriters' over-allotment option is exercised in full, consists of 4,925 shares of common stock owned directly and 3,018 shares of common stock held in an investment retirement account for Mr. Roeder.

(47)
Assuming the underwriters' over-allotment option is not exercised, includes 22,807 shares of common stock held by an investment retirement account for Mr. Parsky. Assuming the underwriters' over-allotment option is exercised in full, includes 19,859 shares of common stock held by an investment retirement account for Mr. Parsky.

(48)
Assuming the underwriters' over-allotment option is not exercised, includes 9,123 shares of common stock held by an investment retirement account for Mr. Mapes. Assuming the underwriters' over-allotment option is exercised in full, includes 7,944 shares of common stock held by an investment retirement account for Mr. Mapes.

(49)
Assuming the underwriters' over-allotment option is not exercised, consists of 2,280 shares of common stock and currently exercisable options to purchase 2,280 shares of common stock held in certain trusts of which Mr. Anderson serves as trustee. Assuming the underwriters' over-allotment option is exercised in full, consists of 1,986 shares of common stock and currently exercisable options to purchase 1,986 shares of common stock held in certain trusts of which Mr. Anderson serves as trustee. These amounts are calculated based on the exercise price for the options exercised and sold in this offering being paid through a reduction in the amount of shares otherwise issuable pursuant to such options, in accordance with the terms of the applicable option award. Assuming the over-allotment option is not exercised, this would result in a reduction of 250 shares issuable pursuant to such options, and assuming the over-allotment option is exercised in full, this would result in a reduction of 358 shares issuable pursuant to such options.

(50)
Assuming the underwriters' over-allotment option is not exercised, consists of options currently exercisable to purchase 4,561 shares of common stock owned directly by Mr. Hodgson and 912 shares of common stock held by the James D. and Maria D. Hodgson Inter Vivos Personal Trust of which Mr. Hodgson, as co-trustee, shares voting and investment power. Assuming the underwriters' over-allotment option is exercised in full, consists of options currently exercisable to purchase 3,971 shares of common stock owned directly by Mr. Hodgson and 794 shares of common stock held by the James D. and Maria D. Hodgson Inter Vivos Personal Trust of which Mr. Hodgson, as co-trustee, shares voting and investment power. Both amounts are calculated based on the exercise price for the options exercised and sold in this offering being paid through a reduction in the amount of shares otherwise issuable pursuant to such option, in accordance with the terms of the option award. Assuming the over-allotment option is not exercised, this would result in a reduction of 503 shares issuable pursuant to such option, and assuming the over-allotment option is exercised in full, this would result in a reduction of 719 shares issuable pursuant to such option.

(51)
Assuming the underwriters' over-allotment option is not exercised, consists of options currently exercisable to purchase 4,561 shares of common stock. Assuming the underwriters' over-allotment option is exercised in full, consists of options currently exercisable to purchase 3,971 shares of common stock. Excludes shares of common stock held by the Dale Frey Family Limited Partnership of which Mr. Frey is a limited partner. Both amounts are calculated based on the exercise price for the options exercised and sold in this offering being paid through a reduction in the amount of shares otherwise issuable pursuant to such option, in accordance with the terms of the option award. Assuming the over-allotment option is not exercised, this would result in a reduction of 503 shares issuable pursuant to such option, and assuming the over-allotment option is exercised in full, this would result in a reduction of 719 shares issuable pursuant to such option.

(52)
Assuming the underwriters' over-allotment option is not exercised, includes options currently exercisable to purchase 4,561 shares of common stock. Assuming the underwriters' over-allotment option is exercised in full, includes options currently exercisable to purchase 3,971 shares of common stock. Both amounts are calculated based on the exercise price for the options exercised and sold in this offering being paid through a reduction in the amount of shares otherwise issuable pursuant to such option, in accordance with the terms of the option award. Assuming the over-allotment option is not exercised, this would result in a reduction of 503 shares issuable pursuant to such option, and assuming the over-allotment option is exercised in full, this would result in a reduction of 719 shares issuable pursuant to such option.

The disclosure set forth in the third to last sentence of the first paragraph under "Interests of Certain Affiliates in this Offering" on page 115 has been updated to read as follows:

Specifically, Messrs. Janik, McCormick, Adamson and Hagelin will receive ~~122,018~~107,526, ~~62,205~~54,817, ~~2,392~~2,108, and ~~27,728~~20,029 shares, respectively, based on an assumed initial public offering price of $~~15.00~~11.50 per share, which is the mid-point of the range set forth on the cover page of this prospectus.

The disclosure set forth in the first sentence of the second paragraph under "Interests of Certain Affiliates in this Offering" on page 115 has been updated to read as follows:

It is anticipated that the Aurora Entities and Ares will sell ~~2,395,108~~1,651,179 and ~~1,601,660~~1,103,777 shares of our common stock, respectively, in this offering, assuming the underwriters' over-allotment option is not exercised. See "Principal and Selling Stockholders."

The disclosure set forth in the first sentence of the paragraph set forth under "Shares Eligible for Future Sale—Stock Plans" on page 122 has been updated to read as follows:

We plan on filing a registration statement on Form S-8 under the Securities Act covering 2,130,000 shares of our common stock reserved for future issuance under our 2010 Stock Plan and may include in such Form S-8 all or a portion of the ~~1,980,000~~819,185 shares of our common stock issuable upon exercise of outstanding stock options under our 2004 Stock Plan.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PRELIMINARY PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PRELIMINARY PROSPECTUS IN THAT REGISTRATION STATEMENT AND THE OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THE OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU A PROSPECTUS IF YOU REQUEST IT BY CALLING CREDIT SUISSE AT (800) 221-1037.

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  Filed Pursuant to Rule 433 Issuer Free Writing Prospectus Relating to Preliminary Prospectus dated May 4, 2010 Registration No. 333-164590
USE OF PROCEEDS
DILUTION
Outstanding Equity Awards at Year End 2009